Exhibit 21

UWHARRIE CAPITAL CORP

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2015

Subsidiaries of Uwharrie Capital Corp	State of Incorporation

Uwharrie Bank	North Carolina

Uwharrie Investment Advisors, Inc.	North Carolina

Uwharrie Mortgage, Inc.	North Carolina

Subsidiaries of Uwharrie Bank	State of Incorporation

The Strategic Alliance Corporation	North Carolina

BOS Agency, Inc.	North Carolina

Gateway Mortgage, Inc.	North Carolina

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